Press release

ORKLA

www.orkla.com
P.O. Box 423 Skøyen, NO-0213 Oslo Tel.: +47-22 54 40 00 E-mail: info@orkla.no

Ref.: SVP Communications Ole Kristian Lunde Tel.: +47-2254 4431
SVP Investor Relations Rune Helland [redacted]

Date: 19 February 2009

Strategic positions strengthened – profit affected by accounting write-downs

Orkla's operating revenues totalled NOK 65.6 billion in 2008 (up from NOK 61.4 billion in 2007). Operating profit[1] (EBITA) ended at NOK 4.2 billion (NOK 4.8 billion[2]), while pre-tax profit amounted to NOK -2.0 billion (NOK +9.8 billion), mainly due to accounting write-downs on the Share Portfolio. Fourth-quarter operating revenues amounted to NOK 16.5 billion (NOK 17.5 billion), and EBITA was NOK 998 million (NOK 1.2 billion).

In line with Orkla's dividend strategy, the Board of Directors proposes an ordinary dividend of NOK 2.25 per share for 2008, the same amount as the year before.

"At the start of 2009 the economic operating parameters are very weak. The international financial crisis is exacerbating a global slowdown in the real economy. Orkla companies will be affected by lower economic growth to varying degrees, and will respond to these challenges with appropriate countermeasures. Vigorous steps have been taken in the business areas to adapt cost bases and production capacity to lower demand and reduced volume growth," says President and CEO Dag J. Opedal.

Particular attention will be focused on ensuring a satisfactory cash flow. This will entail strict management of use of capital within the Group and higher ambitions with regard to cost productivity.

"Orkla is well equipped to meet these challenges. The companies in the Group have solid market positions, and refinancing needs are limited in 2009 and 2010," says Mr Opedal.

In 2008 active strategic moves were carried out that are advancing Orkla's positions or involve restructuring. Orkla is taking over Alcoa's ownership interest in Sapa Profiles, thereby becoming sole owner, while Alcoa is taking over Orkla's stake in Elkem Aluminium. This swap will simplify the structure of the Orkla Group and give it strategic control of Sapa.

REC continued to upgrade its facilities in terms of both technology and capacity. Elkem Solar's factory in Kristiansand was mechanically completed and production will start up in the course of 2009.

Orkla sold its interest in Hjemmet Mortensen, thereby concluding its involvement in the printed media sector. A decision was made to close down Borregaard's cellulose business in Switzerland. Orkla Brands' operations in Eastern Europe were restructured.

---

[1] Before amortisation, write-downs on Sapa Profiles' inventories and restructuring and significant impairment charges

[2] Figures in brackets are for the corresponding period of the previous year

More facts and background information at www.orkla.com.
Here you will also find the Orkla logo, pictures of the management group and other illustrations.

THE GROUP'S CONDENSED INCOME STATEMENT

Amount in NOK million	1.1. - 31.12. 2008	1.1. - 31.12. 2007	1.10. - 31.12. 2008	1.10. - 31.12. 2007
Operating revenue	**65,579**	61,417	**16,492**	17,514
Operating expenditures	**(59,336)**	(54,727)	**(14,929)**	(15,813)
Depreciation and impairment charges on tangible	**(2,003)**	(1,865)	**(565)**	(495)
Amortisation of intangible assets	**(228)**	(220)	**(70)**	(61)
Write-down of inventory in Sapa Profiles	**(372)**	-	**(372)**	-
Restructuring and substantial impairments	**(1,282)**	(814)	**(1,248)**	(385)
Operating profit	**2,358**	3,791	**(692)**	760
Profit/loss from associates	**2,189**	848	**284**	5
Dividends	**473**	1,076	**16**	357
Gains, losses and write-downs in the Share Portfolio	**(6,043)**	3,627	**(3,537)**	337
Financial items, net	**(992)**	424	**(446)**	(210)
Profit/loss before tax	**(2,015)**	9,766	**(4,375)**	1,249
Tax expenses	**(895)**	(1,532)	**57**	(202)
Profit/loss for the accounting period	**(2,910)**	8,234	**(4,318)**	1,047
Discontinued operations	**(55)**	211	**(101)**	13
Profit/loss for the year	**(2,965)**	8,445	**(4,419)**	1,060
Minority interest's share of the profit/loss for the	**(137)**	46	**(268)**	(50)
Majority interest's share of the profit/loss for the	**(2,828)**	8,399	**(4,151)**	1,110
Profit/loss before tax, the Industry division	**3,356**	4,286	**(786)**	396
Profit/loss before tax, Orkla Financial Investments	**(5,371)**	5,480	**(3,589)**	853

EARNINGS PER SHARE

Amount in NOK	1.1. - 31.12. 2008	1.1. - 31.12. 2007	1.10. - 31.12. 2008	1.10. - 31.12. 2007
Earnings per share	**(2.8)**	8.2	**(4.1)**	1.1
Earnings per share (diluted)	**(2.8)**	8.1	**(4.1)**	1.1
Earnings per share (diluted)[1]	**(1.1)**	8.8	**(2.5)**	1.5

[1] Excl. amortisation, write-down of inventory in Sapa Profiles, restructuring, significant impairments and discontinued operations.

More facts and background information at www.orkla.com.
Here you will also find the Orkla logo, pictures of the management group and other illustrations.

ORKLA



Full-year results 2008
19 February 2009

Agenda

- The Orkla Group — Dag J. Opedal, CEO, Orkla
  - Highlights and outlook
- Financial performance — Terje Andersen, CFO, Orkla
  - Orkla Associates
  - Orkla Financial Investments
- Orkla Brands — Torkild Nordberg, EVP, Orkla Brands
- Orkla Aluminium Solutions — Ole Enger, EVP, Orkla Aluminium Solutions
- Orkla Materials — Bjørn Wiggen, EVP, Orkla Materials

ORKLA

Substantial impact from financial crisis

- Q4-08:
  - EBITA NOK 998 million vs NOK 1,206 million in 2007
    - Orkla Brands deliver strong performance (NOK +108 million)
    - Orkla Aluminium Solutions hit by extremely weak global demand (NOK -307 million)
    - Orkla Materials' results increased by high energy production (NOK +101 million)
    - Orkla Financial Investments hit by financial crisis (NOK -82 million)
  - Negative profit before tax NOK -4.4 billion vs NOK +1.2 billion in 2007
    - Restructuring and write-downs of NOK -1.6 billion (NOK -0.4 billion)
    - Loss and write-downs on Share Portfolio of NOK -3.5 billion (NOK +0.3 billion in 2007)
- Full year 2008:
  - EBITA NOK 4.2 million vs NOK 4.8 billion in 2007
  - Negative profit before tax NOK -2.0 billion vs NOK +9.8 billion in 2007
    - Loss and write-downs on Share Portfolio of NOK -6 billion (NOK +3.6 billion in 2007)
      - Share Portfolio -45.3 % vs MSNI -46.0 % and OSEBX -54.1 %

ORKLA

Pre-tax profit hampered by financial crisis


9.766
-585
-840
+1.341
-603
-9.670
NOK +3.6 bn in 2007
NOK -6.0 bn in 2008
-1.424
-2.015
2007
EBITA
Restructuring & stock write-downs
Profit from Associates
Dividends
Realised gains/write-downs, Share Portfolio
Net financial items & Other
2008

ORKLA

Strategic positions advanced

- Orkla Brands back on track
  - EBITA NOK 2.6 billion in 2008 vs NOK 2.2 billion in 2007
- Asset swap with Alcoa focuses and strengthens portfolio
  - Orkla takes 100 % control of Sapa Profiles
  - Alcoa will have 100 % control of Elkem Primary Aluminium
- Solar positions moved forward
  - Elkem Solar reaches mechanical completion
  - Continued progress in technology and capacity for REC
- Sale of Orkla Media completed
  - Sale of Hjemmet Mortensen at a NOK 830 million gain
  - Total proceeds from sale of media operations close to NOK 9 billion

ORKLA

Financial crisis – comprehensive action plan

- Orkla Brands – continuous improvement
  - Reinforced action plan
  - Restructuring of unprofitable entities
- Sapa taking strong measures to operate on a cash neutral basis in 2009
  - Gross reduction in man-years of approx. 1,900 (16 %) in Sapa Profiles
  - Several factories closed down
- Closure of Borregaard's Swiss operations
  - Capacity reduction of 1/3 in specialty cellulose
- Capacity in Elkem adjusted to current market conditions
  - Planned capacity reduction of approx. 25 % in 2009
  - Periodic close-downs of furnaces throughout 2009

ORKLA

Strong, flexible balance sheet going forward

- Cash flows and substantial liquid assets ensure debt service and capacity for growth
  - No financial covenants
- A diversified portfolio reduces risk from business-specific volatility
- Cash Management & Allocation of Capital
  - Tightening credit management
  - Reducing working capital
  - Future CAPEX commitments very limited
  - Scale back of new investments
- Unutilised committed credit facilities cover instalments for next two years
- Balance sheet provides strategic flexibility
  - Substantial financial assets
  - Readiness to act on emerging opportunities

ORKLA

Energy – implications of decision on Norwegian reversion regime

- Orkla will hence not be at liberty to pursue any further industrial development of its hydro power business
- Orkla-owned plants that are subject to reversion must be sold before the current licences expire
- Orkla is evaluating further strategic process and timing



ORKLA

Dividend strategy- predictability and stability


0.19
0.23
0.27
0.32
0.39
0.41
0.50
0.60
0.65
0.68
0.80+5.00
0.90+1.00
1.50
2.00
2.25
2.25
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008*
Ordinary dividend
Special dividend

* Proposed by the Board of Directors

ORKLA

Orkla share performance since 2000


120
110
100
90
80
70
60
50
40
30
20
10
30.80
29.80
18.10
39.80
55.90
70.60
105.25
45.45
2000
2001
2002
2003
2004
2005
2006
2007
2008

ORKLA

Long-term compounded annual return of 23 %*



The Orkla share
OSEBX
23 %
11 %
15 %
9 %
13 %
5 %
15 %
6 %
From 31.12.82
From 31.12.92
From 31.12.98
From 31.12.03

* Based on share price year-end 2008, dividend reinvested

Outlook

- Decline in global GDP in 2009 not unlikely
- Financial crisis - low visibility in terms of
  - Duration and depth
  - Impact per sector
- Q1-09 influenced by:
  - Orkla Brands expected to hold up relatively well
  - Orkla Aluminium Solutions negatively impacted by destocking and periodic close-downs
    - Several new restructuring processes initiated to stay cash neutral in 2009
  - Orkla Materials expects weak markets, except for hydro power



Financial performance

CFO Terje Andersen

ORKLA

Operational highlights Q4-08

- Orkla Brands EBITA up NOK 108 million
- Sapa hit by global recession, EBITA down NOK 307 million
  - Several new restructuring processes initiated to stay cash neutral
- Increased profit from energy production boosts Orkla Materials
- Elkem Solar reaches mechanical completion, ramp-up in 2009
  - NOK 138 million expensed in Q4
- Weak markets for Share Portfolio
  - Net losses and write-downs of NOK -3.5 billion

ORKLA

Group income statement Q4-08

Key figures *in NOK million*

1 Oct - 31 Dec	2008	2007	Change
Operating revenues	16 492	17 514	-6 %
EBITA*	998	1 206	-17 %
Amortisation intangibles	-70	-61	
Write-down inventory Sapa Profiles	-372	0	
Restructuring and significant impairment	-1248	-385	
EBIT	- 692	760	
Associates	284	5	
Dividends	16	357	
Gains and losses/write-downs Share Portfolio	-3 537	337	
Net financial items	- 446	- 210	
Profit before tax	-4 375	1 249	
Taxes	57	-202	
Profit for the period	-4 318	1 047	
Gains/profit discontinued operations	- 101	13	
Profit for the year	-4 419	1 060	
Minority interests' share of profit for the year	- 268	- 50	
Profit attributable to equity holders	-4 151	1 110	
Earnings per share diluted, adjusted (NOK)**	-2,5	1,5	

* Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment charges

** Excluding amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment and discontinued operations

ORKLA

Change in EBITA from Q4-07 to Q4-08



1.206
+108
+181
-62
-307
-82
-46
998
Q4-07
Orkla Brands
Elkem ex Solar
Elkem Solar
Orkla Aluminium Solutions
Orkla Financial Investments
Other
Q4-08

All figures in NOK million

ORKLA

Restructuring and write-downs Q4-08

- Orkla Brands
  - Goodwill Sladco — NOK 547 million
- Orkla Aluminium Solutions
  - Inventory write-down — NOK 372 million
  - Restructuring provisions — NOK 188 million
- Orkla Materials
  - Borregaard Switzerland:
    - Write-down fixed assets — NOK 234 million
    - Restructuring — NOK 293 million
- Restructuring expected to be cash neutral

ORKLA

Pre-tax profit hampered by financial crisis


1.249
-208
-1.235
+279
-341
-3.874
-245
-4.375
Q4-07
EBITA
Restructuring & stock write-downs
Profit from Associates
Dividends
Realised gains/write-downs, Share Portfolio
Net financial items & Other
Q4-08

All figures in NOK million

ORKLA

Group income statement 2008

Key figures *in NOK million*

1 Jan - 31 Dec	2008	2007	Change
Operating revenues	**65 579**	**61 417**	7 %
EBITA*	**4 240**	**4 825**	-12 %
Amortisation Intangibles	-228	-220	
Write-down inventories Sapa Profiles	-372	0	
Restructuring and significant impairment	-1282	-814	
EBIT	**2 358**	**3 791**	
Associates	2 189	848	
Dividends	473	1 076	
Gains and losses/write-downs Share Portfolio	-6 043	3 627	
Net financial items	- 992	424	
Profit before tax	**-2 015**	**9 766**	-121 %
Taxes	-895	-1532	
Profit for the period	**-2 910**	**8 234**	
Gains/profit discontinued operations	**- 55**	**211**	
Profit for the year	**-2 965**	**8 445**	
Minority interests' share of profit for the year	- 137	46	
Profit attributable to equity holders	-2 828	8 399	
Earnings per share diluted, adjusted (NOK)**	-1.1	8.8	

* Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment charges

** Excluding amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment and discontinued operations

ORKLA

Cash flow

Key figures *in NOK million*

	FY 2008	Q4-08
Industry division:		
Operating profit	2 456	- 665
Net depreciation and replacement	755	660
Changes in net working capital	- 569	1 251
Cash flow from industrial operations	**2 642**	**1 246**
Cash flow from Financial Investments	**- 863**	**-1 193**
Financial items, net	-1 544	- 622
Taxes paid and miscellaneous	-1 184	60
Dividends paid and share buybacks	-2 909	75
Net expansion	-5 713	- 213
Net cash flow	**-9 571**	**- 647**
Currency translation net interest-bearing debt	-1 675	-1 414
Net interest-bearing debt	**27 424**	

ORKLA

Strong, increasing profit - Brands & Energy Production


■ Orkla Brands ■ Energy Production □ Other
NOK million
6 000
5 000
4 000
3 000
2 000
1 000
-
2007
2008
EBITA

ORKLA

Debt maturity profile

Average maturity
4.7 years


NOK million
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2019-
■ Drawn amounts ■ Unutilised credit facilities

ORKLA

Net gearing 0.55 as of year-end 2008


NOK billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Equity
Net interest-bearing liabilities
Net gearing

ORKLA

Orkla Associates

REC

in NOK million

1 Oct.- 31 Dec	2008	2007	Change
Revenues	2 380	1 874	27 %
EBITDA	936	848	10 %
EBIT	696	677	3 %
Profit before tax*	1 581	616	

- Revenue growth of 27 %
- EBITDA growth of 10 %

* Adjusted for change in accounting principles for financial items in 2007

JOTUN

in NOK million

1 Jan - 31 Dec	2008	2007	Change
Revenues	10 442	8 872	18 %
EBIT	919	804	14 %
Profit before tax	877	768	14 %

- Double-digit growth in both revenues and profit
- Negative impact from financial crisis expected to intensify going forward
  - Comprehensive measures taken to meet challenging markets

ORKLA

Share Portfolio – marginally better than benchmark, but financially a very weak year


■ Portfolio □ MSCI Nordic ■ OSEBX ▣ S&P 500
2008
2005-2008
-12.1 %
-37.4 %

- Net buy near NOK 2 billion in 2008

NOK million	31 Dec 08	31 Dec 07	Change 08
Market value portfolio	11 426	17 513	-6 087
Share of portfolio invested			
- outside Norway	54 %	55 %	-1 % pts
- in listed companies	76 %	85 %	-9 % pts

ORKLA


DEFINE
HAIR THICKENING SHAMPOO
GRANDIOSA
100% UTEN PAPRIKA!
FERDIG PLUKKET OG MED ENDA MER OST
EKSTRÖMS

Orkla Brands

EVP Torkild Nordberg

ORKLA

Orkla Brands
(EBITA 12 month rolling)



NOK million

ORKLA

Orkla Brands – broad-based profit improvement

- EBITA growth in all business units and for most of the companies
- Underlying top line growth of 5%, somewhat lower than previous quarters
- Weak volume performance and declining market shares in several categories
- Cost improvement programmes continue to deliver
- Write down of goodwill in Sladco

Orkla Brands
in NOK million

1 Oct - 31 Dec	2008	2007	Change
Revenues			
Orkla Brands	6 741	6 177	9 %
Orkla Foods Nordic	2 792	2 611	7 %
Orkla Brands Nordic	2 111	1 986	6 %
Orkla Brands International	824	749	10 %
Orkla Food Ingredients	1 108	955	16 %
Eliminations	- 94	- 124	
EBITA			
Orkla Brands	804	696	16 %
Orkla Foods Nordic	341	287	19 %
Orkla Brands Nordic	333	308	8 %
Orkla Brands International	53	33	61 %
Orkla Food Ingredients	77	68	13 %
EBITA margin	11.9 %	11.3 %	

ORKLA

Raw materials

- Raw materials account for approx. half of total spend and approx. 1/3 of the raw materials are subject to Norwegian agricultural policy
- Several categories are subject to seasonal variations (fruit and berries, fish/seafood etc)

Current trends

- Further price increases for Norwegian raw materials from 1.1.09.
- Mixed outlook for other key categories

ORKLA

Challenging market conditions

Market outlook

- Slowdown in market growth
- Intensified competition
- Uncertainties regarding raw material prices and currency exchange rates

Ambition

- Regain market shares
- Volume/mix growth

Actions

- Push and pull activities
- Innovations
- Continued focus on cost improvements

ORKLA

ORKLA

Orkla Aluminium Solutions



Ole Enger
EVP Orkla Aluminium Solutions

The cyclicality is high and the industry is hit harder than average in downturns

Correlation between YoY US Extrusion Market Growth and US GDP Growth


30 %
20 %
10 %
0 %
-10 %
-20 %
-30 %
Year On Year Growth (%)
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
GDP
Extrusion

(1) Excluding outliers Source Aluminum Association, Global Insight

ORKLA

Cyclicality is driven by exposure to capital intensive industries

Sapa Group Sales Split per Business Area & End-Use Segment 2008


Sapa Group
100%
Profiles
77%
Building
System
10%
Heat
Transfer
13%
Distribution
22%
Industrial
11%
B&C
34%
Transport
9%
Automotive
16%
Other
9%

ORKLA

Construction and Automotive industries are reaching the lowest point in over 30 years

US Housing Starts


Housing Starts per 1000 Households
25.0
22.5
20.0
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
1980
1985
1990
1995
2000
2005

US Light Vehicle Sales


Light Vehicle Sales per 1000 Households
250
225
200
175
150
125
100
75
Average
1980
1985
1990
1995
2000
2005

Source Handelsbanken

ORKLA

As a consequence of the economy the extrusion market continues to decline

US Extrusion Consumption



400
350
300
250
200
150
100
Thousand Tons
341
316
342
308
318
293
276
207
-7%
-10%
-8%
-25%
Q1
Q2
Q3
Q4

- 2007 full year consumption -14%
- 2008 full year consumption -13%

European Extrusion Consumption



850
800
750
700
650
600
550
500
450
Thousand Tons
790
762
810
764
743
676
726
537
-4%
-6%
-9%
-26%
Q1
Q2
Q3
Q4

- 2007 full year consumption +3%
- 2008 full year consumption -12%

2007 2008

Source: EAA, Aluminum Association, CRU Monitor

ORKLA

Financial performance is suffering as a result of the economic downturn

- Q4 sales volume 30% lower than last year
- Continued weakening of profiles markets
- Slowdown for Heat Transfer
- Building system holding up relatively well

Orkla Aluminium Solutions
in NOK million

1 Oct - 31 Dec

Revenues	2008	2007	Change
Orkla Aluminium Solutions	6 139	7 170	-14 %
Sapa Profiles	4 774	5 624	-15 %
Sapa HT and BS	1 601	1 759	-9 %
Eliminations	-236	-213	
EBITA*			
Orkla Aluminium Solutions	-102	205	-150 %
Sapa Profiles	-271	19	
Sapa HT and BS	169	186	-9 %
EBITA* margin	-1.7 %	2.9 %	

* Operating profit before amortisation, write-down inventory Sapa Profiles, restructuring and significant impairment charges

ORKLA

The financial crisis necessitates fast improvements

- In light of the weakening economy Sapa has carried out improvement initiatives in several areas
  - Plant footprint optimization
  - Productivity improvement
  - Cost reduction
- Still, cost improvements alone will not secure Sapa's long term objectives
- In spite of the difficult market conditions, the revenue side must be addressed



Four major restructuring initiatives have been undertaken during 2008

Sapa Group Restructuring Initiatives Completed in 2008

USA	• Transfer of extrusion volumes from Magnolia to Delhi and tubing volumes from Louisville to Monterey • Move of Redd Team from Keystone Heights to Magnolia
UK	• Closure of Banbury operations and transfer of extrusion volumes to Tibshelf and Cheltenham plants
Spain	• Closure of Noblejas operations and transfer of extrusion volumes to Navarra, Perfialsa, and La Selva plants
Portugal	• Refocusing of Avintes plant towards B&C customers only • Closure of selected non-profitable value adding activities

Restructuring is likely to be cash positive
Full EBITA effect of 100 MNOK per year, from 2009

ORKLA

People productivity has improved by 5% in spite of the declining volume

Sapa Profiles Manning Productivity 2008



11,9
1,3
0,6
10,1
0,3
10,4
12
11
10
9
8
Thousand FTE
Volume down 11% compared to 2007[1]
5% improved productivity
-16%
Investments in new business, engineers, and innovation
2007 EOY FTE
Volume Decline
Productivity Improvement
2008 FTE Current Operations
New Business
2008 EOY FTE

Sapa has now exhausted downsizing of temporary workforce, reduction of permanent staff will be considerably more expensive

(1) Blended figure for all businesses – extrusion, anodizing, painting, and fabrication

ORKLA

Driven by faster than expected market decline further restructuring is planned in the US...

Restructuring in North America Decided in Q4 2008



Seattle
Portland
Yankton
Spanish Fork
Ontario
Kansas City
Parsons
Morris
Indianapolis
Louisville
Cressona
Philadelphia
Greensboro
Catawba
Magnolia
Atlanta
Dallas
Delhi
Tampa
Monterey
Extrusion
HE Tubing
Fabricated Products
Distribution Center
Affected entities

Actions

- Closure of Louisville and Catawba plants
- Partial closure of Morris plant
- Closure of Seattle, Indianapolis, and Tampa distribution centers
- EBIT run-rate vs. 2008 NOK +120 million when fully implemented

ORKLA

...as well as for several sites in Europe

Restructuring in Europe Decided in Q4 2008



Entities with significant restructuring in Q4 2008
Entities with no significant restructuring
Finspång
Vetlanda
Denmark
Harderwijk
Pressweld
Tibshelf
Cheltenham
Hoogezand
Drunen
Trzcianka
Lodz
Lichtervelde
Ghlin
Offenburg
Slovakia
Hungary
Romania
Perfialsa
Avintes
Navarra
Albi
Puget
Bolzano
Feltre
Cacem
La Selva
Fossanova



Employees EOY 2007
Temporary; 600
Permanent 7 700
Total; 8 300
Employees EOY 2008
Temporary; 100
Permanent 6 800
Total; 6 900

ORKLA

Over time aluminum extrusions have proven to be a growth industry

Development of GDP and Aluminum Extrusion Consumption

- Western Europe -



Extrusion
GDP
GDP & Extrusion Consumption
300
250
200
150
100
50
Index 1982 = 100
1982
1987
1992
1997
2002
2007

- North America -



GDP
Extrusion
GDP & Extrusion Consumption
300
250
200
150
100
50
Index 1982 = 100
1982
1987
1992
1997
2002
2007

Source: Aluminum Association, European Aluminium Association, Global Insight

ORKLA

Strategic direction: From profiles to solutions

Sweden: 50/50
Rest of Sapa: 90/10





ORKLA

Custom products are showing stable margins even in the weakening market



Spread Development in German Market 2007-2008
Indexed Spread
120
110
100
90
80
70
60
50
Index Q1 2007 = 100
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2007
2008
-1%
Custom Shapes
-32%
Standard Shapes

ORKLA

Deployment of the laid out strategy requires investments in organization and equipment

Sapa Innovation Centers



Vetlanda
Poland
Bolzano
Navarra
Portland

Actions

- Five Innovation Centers established in Europe and North America
- More than 150 new engineers recruited
- Investments in new production equipment
- Organization strengthened in terms of automotive, transport, and thermal management

Market conditions will remain difficult for most Sapa companies in 2009

- The market for Sapa Profiles will remain weak in 2009 and is not expected to recover until earliest 2010
- Sapa Building System is mainly exposed to non-residential construction, which is expected to hold up well near term
- Sapa Heat Transfer will face declining markets in Europe and slower growth in Asia than previously expected
- If demand remains at the current low level, further cost reduction and restructuring initiatives will be pursued
- Underlying operations in ongoing businesses is forecasted to be cash neutral in 2009
- No change in long-term targets
  - EBITA margin 5-6 % over a business cycle





Orkla Materials

EVP Bjørn Wiggen

ORKLA

Elkem – High realised prices and high hydro power production

- Elkem Energy delivered improved results based on higher production and higher prices
- Realized prices for silicon related products remained high in Q4 – demand slowed down resulting in production cut-backs
- Elkem Solar: construction project completed mechanically, and the start-up programme has been launched. NOK 138 million expensed in Q4

Elkem
in NOK million

1 Oct - 31 Dec

Revenues	**2008**	**2007**	**Change**
Elkem	2 410	2 611	-8 %
Energy	565	442	28 %
Silicon-related	2 103	2 391	-12 %
Eliminations	-258	-222	
EBITA			
Elkem	364	245	49 %
Energy	320	173	85 %
Silicon-related excl. solar	182	148	23 %
Elkem Solar	-138	-76	
EBITA margin	15,1 %	9,4 %	

ORKLA

Elkem Energy –
High generation and good trading results

- High production in Q4
  - Expansion in Sauda completed
- Runner breakdown in Sauda early December moves water to 2009
- Improved trading result from previous quarters, but 30% lower than Q4-07


EBITA per quarter - Energy
360
320
280
240
200
160
120
80
40
0
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3 Q4
2008

ORKLA

Silicon-related – high prices somewhat offset by drop in demand

- Foundry benefited from strong prices in fourth quarter compared to same period last year, but sales volume declined substantially in Q4 2008.
- Silicon metal realized higher prices in Q4, but this was offset by lower demand
- Carbon experienced significant drop in sales volume, resulting in production cut-backs

Silicon-related
in NOK million

1 Oct - 31 Dec	2008	2007	Change
Revenues	2 103	2 391	-12 %
EBITA ex Elkem Solar	182	148	23 %
EBITA Elkem Solar	-138	-76	
Total EBITA	44	72	-39 %
EBITA margin ex Elkem Solar	8.7 %	6.2 %	
EBITA margin	2.1 %	3.0 %	

ORKLA



Elkem Solar

51 Full-year 2008 - Elkem Solar

ORKLA

Our vision:
Elkem Solar will contribute to the future of the industry



Creating future
Lower production cost
Equivalent product quality
Less energy consumption

52 Full-year 2008 - Elkem Solar

ORKLA

The plant is mechanically complete



Si furnace



Pyro – crushing



Hydro



Solidification



Post treatment



Infrastructure

ORKLA

Majority of production expected in H2 2009

- Ramp-up in 2009
  - Total 2009 production estimated at 1500 – 2500 MT
  - H1 production impacted by standard ramp-up procedures


Ramp-up scenarios
MT per month
600
500
400
300
200
100
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Volume risk mainly related to scale-up and equipment availability

- Break-even EBITA estimated at approx. 2500 MT/year (40 % of capacity)
  - Break-even EBITDA at approx. 1800 MT/year

ORKLA

Borregaard – strong Energy result offsets weaker markets for Chemicals

- Market for textile cellulose substantially weaker from 2nd half of 2008, prompting close-down of Swiss plant
  - Average speciality cellulose prices up from 2007
- Volume reduction in lignin's construction segment
  - Partly off-set by prices and mix
  - Negative impact of legionella outbreak
- Better market prices and higher volume enhance results in Energy sector

Borregaard
in NOK million

1 Oct - 31 Dec

Revenues	**2008**	**2007**	**Change**
Borregaard	**1 104**	**1 194**	-8 %
Energy	71	50	42 %
Chemicals	1 090	1 191	-8 %
Eliminations	- 57	- 47	

EBITA			
Borregaard	**79**	**97**	-19 %
Energy	75	38	97 %
Chemicals	4	59	-93 %
EBITA margin	**7.2 %**	**8.1 %**	

ORKLA

ORKLA

ORKLA

Coming events

2 April 2009	Release of Annual Report
23 April 2009	Ordinary General Meeting
24 April 2009	Ex-dividend date
6 May 2009	First quarter results 2009 Dividend payout
17-18 June 2009	Capital Markets Day

Appendix

ORKLA

Balance sheet 31 Dec 2008

Key figures *in NOK million*

	31.12.2008	31.12.2007
Intangible assets	17 301	16 626
Property, plant and equipment	26 368	21 481
Financial non-current assets	18 331	14 999
Non-Current assets	**62 000**	**53 106**
Assets in discontinued operations	3 148	0
Inventories	9 564	8 533
Receivables	14 331	12 628
Share Portfolio etc.	11 445	17 559
Cash and cash equivalents	4 438	2 966
Current assets	**39 778**	**41 686**
Total assets	**104 926**	**94 792**
Paid-in equity	1 993	2 002
Earned equity	45 390	50 661
Minority interests	2 686	2 601
Equity	**50 069**	**55 264**
Provisions	5 233	6 142
Non-current interest-bearing liabilities	29 598	16 093
Current interest-bearing liabilities	3 654	3 188
Other current liabilities	15 707	14 105
Liabilities in discontinued operations	665	0
Equity and liabilities	**104 926**	**94 792**
Equity to total assets ratio	47.7 %	58.3 %
Net gearing	0.55	0.29

ORKLA

Cash Flow 2008

Key figures *in NOK million*

1 Jan - 31 Dec	2008	2007
Industry division:		
Operating profit	2 456	3 831
Amortisations, depreciations and write-downs	3 026	2 556
Changes in net working capital	- 569	- 286
Net replacement expenditure	-2 271	-1 658
Cash flow from operations	**2 642**	**4 443**
Financial items, net	-1 544	- 618
Cash flow from Industry division	**1 098**	**3 825**
Cash flow from Financial Investments	**- 863**	**1 352**
Taxes paid and miscellaneous	-1 184	- 957
Cash flow before capital transactions	**- 949**	**4 220**
Dividends paid and share buybacks	-2 909	-2 680
Cash flow before expansion	**-3 858**	**1 540**
Net expansion	-3 884	-8 577
Net purchases/sales portfolio investments	-1 829	1 821
Net cash flow	**-9 571**	**-5 216**
Currency translation net interest-bearing debt	-1 675	458
Change in net interest-bearing debt	**11 246**	**4 758**
Net interest-bearing debt	**27 424**	**16 178**

ORKLA

Net financial items

Key figures *in NOK million*

1 Jan - 31 Dec	2008	2007
Net interest expenses	-977	-719
Currency gain/loss	-49	30
Other financial items, net*	34	1 113
Net financial items	**-992**	**424**

* Major effects in 2007 (full year):
-Gains from sale of shares in Mecom (NOK 311 million), financial interest in Good Energies' sale of REC shares (NOK 270 million) and interest in real estate projects on Fornebu (NOK 261 million)
- According to IFRS changes in the fair value of the put options issued in REC, totalling NOK 422 million, had to be recognised in the income statement in 2007. These options were terminated in Q1-08.

ORKLA

Funding Sources


Unutilised credit facilities 21 %
Bonds and CP 23 %
8.2
9.1
21.7
Banks 56 %

Figures in NOK billion

Currency translation effects

in NOK million

Revenues	**Q4-08**	**2008**
Orkla Brands	320	108
Orkla Aluminium Solutions	900	2
Elkem	92	-51
Borregaard	55	-20
Total	**1 367**	**39**

EBITA	**Q4-08**	**2008**
Orkla Brands	42	35
Orkla Aluminium Solutions	26	6
Elkem	12	-3
Borregaard	1	-12
Total	**81**	**26**

Largest holdings in the Share Portfolio

Market value *in NOK million*

per 31 Dec 2008

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra Systems	Industry	557	5 %	15.5 %
Hennes & Mauritz AB B SHS	Retailing	483	4 %	0.2 %
Rieber & Søn	Food	435	4 %	15.6 %
Nokia A	Telecommunication	337	3 %	0.1 %
Network Norway AS	Telecommunication	282	2 %	26.2 %
Industri Kapital 2000	Private Equity	279	2 %	3.6 %
Industri Kapital 2004	Private Equity	273	2 %	5.1 %
Elekta B	Medicine-Technology	268	2 %	4.2 %
AstraZeneca SEK	Medicine-Technology	257	2 %	0.1 %
Amer Group	Consumer Goods	252	2 %	6.6 %
Total principal holdings		3 423	30 %	
Market value of entire portfolio		11 426		

ORKLA

Share Portfolio

Write-downs and losses *in NOK million*

2008	1 Oct - 31 Dec	1 Jan - 31 Dec
Net gains/losses excl. write-downs	-1 054	- 82
Write-downs	-2 429	-5 656
Change in fair value of associates	- 55	- 291

ORKLA



ORKLA

Fourth Quarter 2008

TABLE OF CONTENTS



Fourth Quarter 2008

More information about Orkla at **www.orkla.com/ir**

FOURTH QUARTER IN BRIEF

- Orkla's adjusted EBITA[1] came to NOK 998 million (NOK 1,206 million)[2] in the fourth quarter.
- Orkla Brands had another good quarter with a profit growth of about 16 %.
- As expected, weak markets and a rapid decline in demand gave a poor result for Orkla Aluminium Solutions in the fourth quarter.
- In Orkla Materials, the energy businesses had a high level of production and profit growth in the fourth quarter. This was offset by weaker markets near the end of the year for both the chemicals business in Borregaard and the silicon business in Elkem. Elkem Solar's factory has been mechanically completed and the start-up programme has begun.
- Orkla has initiated strong measures to counteract the real effects of the financial crisis. Borregaard's cellulose plant in Switzerland has been closed down. In Orkla Aluminium Solutions, the production capacity has been significantly reduced and the workforce has been reduced by about 2,000 man-years in 2008, equivalent to a 15 % reduction. In addition, measures have been introduced to free up working capital and strict control of investments. As a result of these measures, write-downs and provisions for restructuring amounting to NOK 1,620 million were carried out in the fourth quarter.
- The contribution from Orkla Associates to Group profit amounted to NOK 284 million in the fourth quarter compared with NOK 5 million last year. REC had an increase in EBITDA of 10 %, whereas demanding markets diminished growth for Jotun towards the end of 2008.
- The weak trend in the stock markets continued in the fourth quarter, and the Share Portfolio had a return of -45.3 % (-46.0 % for the Morgan Stanley Nordic Index) in 2008. Substantial write-downs entail a loss on portfolio investments of NOK 3,537 million for the quarter.
- After accounting write-downs and provisions for restructuring totalling NOK 4,839 million, the profit/loss before tax in the fourth quarter came to NOK -4,375 million (NOK 1,249 million)[2].
- Initiated measures contributed to reduced working capital in the fourth quarter and cash flow from operating activities in the industrial operations amounted to NOK 1,246 million. The equity ratio at year-end was 47.7 %, while net gearing was 0.55.
- Orkla entered into an agreement in the quarter with Alcoa, where Orkla acquires Alcoa's shares in Sapa Profiles in exchange for Orkla's stake in Elkem Aluminium. As a result of this agreement, Elkem Aluminium is reported as discontinued operations.

[1] Earnings before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments
[2] Figures in parentheses are for the corresponding period in the previous year

KEY FIGURES FOR THE ORKLA GROUP

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	**2008**	2007	**2008**	2007
Operating revenue	**65,579**	61,417	**16,492**	17,514
Adjusted EBITA[1]	**4,240**	4,875	**998**	1,206
Profit/loss before tax	**(2,015)**	9,766	**(4,375)**	1,249
Earnings per share (diluted) (NOK)	**(2.8)**	8.1	**(4.1)**	1.1
Cash flow from operations	**2,642**	4,443	**1,246**	1,743
Net interest-bearing liabilities	**27,424**	16,178		
Equity ratio (%)	**47.7**	58.3		
Net gearing	**0.55**	0.29		

[1] Earnings before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments


OPERATING REVENUE
NOK million
20 000
16 000
12 000
8 000
4 000
0
13 231
13 423
17 249
17 514
16 332
16 851
15 904
16 492
1Q07 2Q07 3Q07 4Q07
1Q08 2Q08 3Q08 4Q08


EBITA[1]
NOK million
1 800
1 200
600
0
1 350
1 089
1 180
1 206
1 029
1 187
1 026
998
1Q07 2Q07 3Q07 4Q07
1Q08 2Q08 3Q08 4Q08

THE GROUP

Orkla's operating revenue came to NOK 16,492 million (NOK 17,514 million)[2] in the fourth quarter. The decline is explained by a weaker market trend for Orkla Aluminium Solutions and some of the operations in Orkla Materials. After having been relatively strong in the first part of 2008, the Norwegian krone weakened relative to the USD and EUR in the fourth quarter. Currency translation effects for the Group in the fourth quarter amounted to NOK 1,367 million, whereas the translation effects for the whole year came to NOK 39 million.

The Group's EBITA[1] in the fourth quarter was NOK 998 million (NOK 1,206 million)[2], and for the whole of 2008 EBITA[1] was NOK 4,240 million (NOK 4,825 million)[2]. The financial crisis has varying effects on Orkla's Business Areas. Orkla Brands had good profit growth in the fourth quarter as well, despite increased costs for purchasing in EUR and USD. At the same time, the energy businesses in both Elkem and Borregaard had a good trend as a result of increased production and high power prices. High prices at the start of the fourth quarter enabled Elkem's silicon-related operations to achieve profit growth corrected for higher recognised costs at Elkem Solar. Throughout 2008, Orkla Aluminium Solutions worked to adapt its operations to weaker markets in both the USA and Europe. The trend was especially weak in December, and in the fourth quarter the operations had a negative EBITA[1] of NOK -102 million (NOK 205 million)[2]. Weakened market conditions also resulted in a decline for Borregaard's chemicals business, at the same time as low activity resulted in poor results for Orkla Finans. Currency translation effects in the quarter amounted to NOK 81 million, while the translation effects for the whole year amounted to NOK 26 million.

The income statement in the fourth quarter is charged with provisions for restructuring and significant impairments, plus write-downs of metal inventory in Orkla Aluminium Solutions. Altogether, this amounts to NOK -1,620 million. The biggest items are associated with the advertised closing of Borregaard's plant in Switzerland, which amounted to NOK -527 million, write-down of goodwill in SladCo amounting to NOK -547 million and NOK -188 million in provisions for restructuring in Orkla Aluminium Solutions. The situation at year-end 2008 has been characterised by uncertainty with regard to the trend in both demand and prices. The stock of aluminium utilised in end products not expected to be sold at normal conditions has been written down to replacement cost. The write-down of NOK -372 million is classified on a separate line in the financial statement. Of the total cost associated with restructuring and write-downs in the fourth quarter, the cash flow effect is about NOK -300 million, of which about NOK -100 million was paid out in the quarter.

On 22 December 2008, Orkla and Alcoa entered into an agreement to exchange stakes in jointly owned companies, where Orkla is to acquire Alcoa's 45.45 % stake in Sapa Profiles, while Alcoa is to acquire Orkla's 50 % stake in Elkem Aluminium. The accounting figures for Elkem Aluminium for 2008 and 2007 are presented on separate lines in the income statement and balance sheet as discontinued operations.

Orkla's stakes in REC (39.73 %) and Jotun (42.5 %) are presented according to the equity method on the line for associates. Orkla's contribution to Group profit from REC came to NOK 441 million (NOK -3 million)[2] in the fourth quarter and NOK 1,217 million (NOK 607 million)[2] for the year in its entirety. In the fourth quarter 2007 the contribution to Group profit from REC was negatively affected by the full-year effect of changes in accounting principles related to recognised costs of built-in derivatives in sales contracts in USD. The contribution to Group profit from Jotun in 2008 came to NOK 253 million (NOK 209 million)[2].

Accounting loss for portfolio investments came to NOK -3,537 million (profit of NOK 337 million)[2] in the fourth quarter. Realised loss amounted to NOK -264 million, whereas the portfolio write-down was NOK -3,219 million. At year-end, the market value of the Share Portfolio was NOK 11,426 million, and unrealised gains amounted to NOK 847 million. In 2008, the Share Portfolio had a return of -45.3 % compared with the Morgan Stanley Nordic Index (-46.0 %) and the Oslo Børs Benchmark Index (-54.1 %).

Orkla's profit per share (diluted) was NOK -2.8 in 2008 compared with NOK 8.1 in 2007. Accounting write-downs and provisions for restructuring amounted to a total of NOK -8.0 per share in 2008.

Orkla Financial Investments' investment activity in the EEA is primarily exempt from taxation, whereas industrial operations are charged ordinary corporation tax in the countries where the operations are located. Accounting loss for Orkla Financial Investments in 2008 can therefore not be offset against profit from industrial operations in the tax calculation. This, together with a decision received from the Central Office - Taxation of Large-Sized Companies to change the assessment for 2006 related to the conversion of two convertible bond issues in REC in May 2006, helps explain the tax expenses for the year. The authorities above-mentioned tax claim of NOK 750 million is partly offset by a reversal of previous tax provisions in the Group. Orkla disagrees with both the indicated basis for tax liability and the valuation that is derived from the decision, and the Group will take legal steps to follow up the decision.

The Board of Directors proposes an ordinary dividend of NOK 2.25 per share for 2008, the same amount as for the 2007 accounting year.

THE BUSINESS AREAS

ORKLA BRANDS

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	**2008**	**2007**	**2008**	**2007**
Operating revenue	**23,398**	22,253	**6,741**	6,177
EBITA[1]	**2,590**	2,218	**804**	696
Operating margin (%)	**11.1**	10.0	**11.9**	11.3

[1] Earnings before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments

- Broad-based growth in profits for both the fourth quarter and for the year
- Weaker volume trend
- So far, the financial crisis has had a moderately negative effect, but the weaker Norwegian and Swedish kroner entail significantly higher purchasing costs.

The operating revenue in the fourth quarter came to NOK 6,741 million (NOK 6,177 million)[2]. There was an underlying[3] revenue increase of 5 % in the quarter, primarily driven by price increases. With the exception of Orkla Brands Nordic, all of the business units had volume reductions in the quarter, and this negative trend has increased during the year. This is partly due to a declining volume trend in several markets and partly to a loss of market shares.

EBITA[1] in the quarter came to NOK 804 million (NOK 696 million)[2]. The underlying[3] profit growth was about 10 %, and the positive profit trend from earlier in 2008 continued in the fourth quarter as well. All four of the business units had an underlying[3] growth in profits, where an important explanatory factor is price increases triggered by cost increases and positive effects from cost-improvement programs. However, the profit growth must be considered in connection with a weak fourth quarter in 2007, which was characterised by increased purchasing prices that were only to a slight extent compensated by increased prices. The efforts to promote improvement througout the value chain are conducted systematically and are important in order to improve competitiveness. The effect of this work recognised in the income statement was higher in 2008 than in previous years. In general, there have been too few major innovations in 2008. The most important new launches in the fourth quarter was Göteborgs Kex Utvalda, whereas important innovations earlier in 2008 were Pierre Robert Young Collection, Pierre Robert Wool, Nugatti Air, Big One Hattrick and Jif Moppesystem.

The price trend for key international raw materials varies considerably, but Norwegian agricultural raw materials have undergone a price rise in 2008 as a result of the collective agricultural agreement, and further increases were carried out at year-end. How the aggregate demand will be affected by the financial crisis is associated with great uncertainty. In Russia, several smaller distributors have poor liquidity, and this has had a negative effect on the volume trend during the quarter. Otherwise, the effects so far have been only minor. A substantial weakening of the Norwegian and Swedish kroner relative to the USD and EUR has resulted in significantly increased purchasing costs for many of the businesses in Orkla Brands during the fourth quarter.

Orkla Foods Nordic

In the fourth quarter, Orkla Foods Nordic had operating revenue of NOK 2,792 million (NOK 2,611 million)[2], and an underlying[3] growth of about 4 %. EBITA[1] in the fourth quarter came to NOK 341 million (NOK 287 million)[2]. The underlying[3] growth in revenue was about 15 %.

The growth in the quarter was broad-based. The trend in Finland was especially good, with successful launches and efficiency gains helping to promote sales growth and profit growth. For Stabburet, a good launch programme contributed to sales growth and profit growth. Bakers continued its profit growth, but its profitability is still not satisfactory. In Sweden, Abba Seafood had profit growth while Procordia Food had a profit on par with 2008. The profits in Beauvais were somewhat lower than in the previous year. In total the market shares for Orkla Foods Nordic in 2008 are somewhat lower relative to 2007.

Orkla Brands Nordic

Orkla Brands Nordic's operating revenue came to NOK 2,111 million (NOK 1,986 million)[2] in the fourth quarter. The underlying[3] growth was about 6 %. EBITA[1] for the quarter came to NOK 333 million (NOK 308 million)[2]. This amounted to an underlying[3] growth in profits of 9 %.

With the exception of Lilleborg, all of the businesses had sales and profit growth. In particular, Pierre Robert Group, Axellus, Göteborgs/Sætre and Chips Group in Sweden, Finland and Denmark reported profits. Lilleborg's decline was mainly due to generally weak sales in most product categories together with squeezed margins related, among other things, to negative currency translation effects.

The innovation programmes in Orkla Brands Nordic have given lower sales in total than were targeted in 2008. Nevertheless, new launches have made important contributions to the positive trend for many of the businesses. In particular, Pierre Robert Young Collection and Pierre Robert Wool Collection have contributed to the profits in the Pierre Robert Group.

The financial crisis had a negative effect on the quarter, primarily because the weak Norwegian and Swedish kroner resulted in substantially increased purchasing costs for many of the businesses. The market shares for Orkla Brands Nordic are somewhat reduced in total relative to the previous year.

Orkla Brands International

In the fourth quarter, Orkla Brands International had operating revenue of NOK 824 million (NOK 749 million)[2], and an underlying[3] growth of about 6 %. EBITA[1] for the fourth quarter came to NOK 53 million (NOK 33 million)[2]. The underlying[3] profit growth was NOK 10 million.

In the fourth quarter, all companies had sales growth except SladCo. Price increases compensated for increased prices of input factors. SladCo and Krupskaya reported higher profits driven by price increases and improved operations. MTR Foods had continued sales growth, especially in Southern India, but non-recurring costs brought the profits down. In Felix Austria, the result was poorer, primarily due to increased advertising investment.

[3] Excluding acquisitions, divestments and currency translation effects

SladCo had a positive performance in 2008 and is continuously following its improvement plan. Uncertainty related to the development in the Russian economy in general, and especially related to currency, entails that Orkla implemented a more conservative estimate and a higher WACC, and thus written down the company's total goodwill with NOK 547 million in the fourth quarter 2008.

Approval is continously awaited from the Polish competition authorities with regard to the agreed sales of the companies Kotlin and Elbro.

Orkla Food Ingredients

In the fourth quarter, Orkla Food Ingredients had operating revenue of NOK 1,108 million (NOK 955 million)[2] and an underlying[3] growth of about 2 %. EBITA[1] for the fourth quarter came to NOK 77 million (NOK 68 million)[2]. The underlying[3] growth in profits was about 5 %.

At the close of the quarter, Orkla Food Ingredients' Norwegian and Swedish businesses experienced an increasing negative pressure on earnings as a result of the weaker currencies. The Dragsbæk Group had good profit growth as a result of a good trend for margarine and mixes, together with certain niche products (grilled onions, sauces, etc.). The Icelandic companies in the Dragsbæk Group managed well in the fourth quarter despite the extremely challenging economic surroundings.

In November, Orkla Food Ingredients acquired a 70 % stake in the Italian marzipan producer, Natural Food. The new company will have an annual sales of about NOK 130 million and 25 permanent employees.

ORKLA ALUMINIUM SOLUTIONS

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	2008	2007	2008	2007
Operating revenue	**27,809**	25,335	**6,139**	7,170
EBITA[1]	**697**	1,187	**(102)**	205
Operating margin (%)	**2.5**	4.7	**(1.7)**	7.9

[1] Earnings before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments

- Weak market trend and decrease in volume for all segments
- Extensive measures to adapt the organisation and cost structure to lower demand
- Restructuring costs and write-downs of inventory for a total of NOK -560 million in the fourth quarter
- Decision to close two factories in the USA

As a result of the general decline in the economy and falling LME prices, the operating revenue came to NOK 6,139 million in the quarter, considerably less than in the fourth quarter of 2007 (NOK 7,170 million)[2]. EBITA[1] ended at NOK -102 million in the fourth quarter (NOK 205 million)[2], and in addition, the accounts have been charged with a write-down of inventory amounting to NOK -372 million and restructuring costs of NOK -188 million (NOK -309 million)[2].

Most of Sapa's markets were considerably weakened during the second half and the trend in the Asian markets is also noticeably weaker now. Profiles had satisfying results in the first half of 2008, but after that it experienced a sharp decline. For Heat Transfer and Building System, the reduction in demand came somewhat later. Low expectations for 2009 mean that continuous efforts are being made to adapt costs and the number of employees to the market situation.

Toward the close of 2008, the industry had almost come to a standstill, as many customers halted their production in December and on into January. There is a standstill in most markets, with the exception of Building System, which comes somewhat later in the building cycle.

The Nordic region has so far had stronger economic growth than the other European countries and has so far been less hurt by the effects of the financial crisis. In general, demand has fallen off sharply in the fourth quarter, but the demand from the construction industry has still remained relatively good. Customers reduced their inventories and closed down some shifts in December at the same as many introduced shorter work weeks.

In Central Europe, there has been aggressive competition with increased pressure on prices throughout the fourth quarter, and no quick improvement is expected in the coming months. The Slovakian market remained stable in the beginning of the year, but was considerably weakened during the fourth quarter and is expected to be weak going forward. The German market is characterised by a reduction of inventories and volatile demand, but despite a strong pressure on prices that affected all producers, there were good profits in the fourth quarter.

In Southern Europe, the market has been challenging, and all of the countries in the region are experiencing low demand. There is strong pressure on prices in the Spanish market, and it is likely that other producers will reduce their prices in order to ensure a short-term cash flow. Spanish producers with available capacity are also competing with low prices in the French and Portuguese markets.

There are still no prospects for stabilisation in North America, and all markets are expected to remain at a low level. Previously strong segments, such as the transport industry, are now experiencing low demand. Many factories in the USA are for sale, and other players have already shut down all production. Sapa has decided to close its factories in Louisville and Catawba in the latter half of the second quarter in 2009, and this will affect 60 employees.

The Chinese market has weakened considerably during the fourth quarter, and a further weakening is expected going forward. A lower growth rate is expected for the Chinese economy on the whole, at the same time as a strong Chinese currency is resulting in a drop in exports. The automotive industry will be significantly affected by this, and at the same time competition will increase, and pressure on prices will develop in the market.

Sapa Profiles

Sapa Profiles had a volume of 130,000 tonnes in the fourth quarter, down 36 % from the same quarter in 2007. EBITA [1] came to NOK -271 million (NOK 19 million)[2]. The situation at year-end 2008 has been characterised by uncertainty with regard to the trend in both demand and prices. The stock of aluminium utilised in end products

not expected to be sold at normal conditions has been written down to replacement cost. The write-down of NOK -372 million is classified on a separate line in the financial statement. The costs of NOK 188 million (NOK 309 million)[2] related to restructuring of the production structure have also been recognised.

Sapa Heat Transfer & Building System

In the fourth quarter, Sapa Heat Transfer had a volume of 24,000 tonnes (35,000 tonnes)[2]. The operating revenue for Heat Transfer and Building System in the fourth quarter came to NOK 1,601 million (NOK 1,759 million)[2]. EBITA[1] for Heat Transfer og Building System came to NOK 169 million compared with NOK 186 million in the fourth quarter. of 2007. Heat Transfer had a weak trend in the fourth quarter as a result of the sharp decline in automobile production. Building System comes farther along in the value chain, at the same time as its activities are more project-based. Thus, there was profit growth in the fourth quarter relative to 2007. However, reduced access to new projects means that there is reason to expect a weaker trend for Building System as well in 2009.

ORKLA MATERIALS

Amounts in NOK million	1.1. – 31.12. 2008	1.1. – 31.12. 2007	1.10. – 31.12. 2008	1.10. – 31.12. 2007
Operating revenue	**13,600**	12,234	**3,512**	3,795
EBITA[1]	**1,373**	1,420	**443**	342
Operating margin (%)	**10.1**	11.6	**12.6**	9.0

Earnings before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments

- Increased production of power and higher power prices resulted in profit growth for the energy business
- A falling price trend in silicon and ferrosilicon metal, but average prices that are still higher than a year ago have a positive effect on Elkem's silicon business
- Elkem Solar's factory has been mechanically completed, and the start-up programme has begun. Recognised costs amounted to NOK 381 million in 2008 compared with NOK 195 million in 2007.
- Borregaard's unit in Switzerland was closed down during the quarter. Write-downs and liquidation costs have been charged to the accounts in the fourth quarter.
- Elkem Aluminium has been withdrawn from the figures for both 2008 and 2007 and is presented at the Group level as discontinued operations.

In the fourth quarter, Orkla Materials had operating revenue of NOK 3,512 million (NOK 3,795 million)[2] and EBITA[1] of NOK 443 million (NOK 342 million)[2]. The operating revenue for the year in its entirety came to NOK 13,600 million (NOK 12,234 million)[2], and EBITA[1] was NOK 1,373 million (NOK 1,420 million)[2].

Elkem

In the fourth quarter, Elkem's operating revenue came to NOK 2,410 million (NOK 2,611 million)[2]. EBITA[1] was NOK 364 million, an improvement of NOK 119 million relative to the same period in 2007. Recognised costs at Elkem Solar in the fourth quarter were NOK 138 million, an increase of NOK 62 million relative to the same period in 2007. Higher profits from energy made a positive contribution of NOK 147 million. The other silicon-related units improved their profits by NOK 34 million relative to the fourth quarter of 2007. For the year in its entirety, the operating revenue ended up at NOK 8,939 million, up from NOK 7,636 million in 2007. EBITA[1] ended up at NOK 942 million compared with NOK 1,051 million in 2007.

The energy business had a significantly higher profit than in the fourth quarter of 2007. The production during the quarter amounted to 1,043 GWh, 136 GWh higher than for the same period in 2007. The higher production was due to increased capacity from the new plant at Sauda, greater amounts of precipitation in October and a planned reduction of reservoirs as a result of price expectations. Simultaneously, higher prices than in the same period last year made a strong contribution to profit from the sale of generated power. EBITA from trading was positive and amounted to NOK 30 million, NOK 13 million lower than in the same period in 2007. For the year 2008 in its entirety, EBITA from trading amounted to NOK -52 million (NOK 228 million)[2].

For the silicon-related units, the aggregate profit was lower than in the fourth quarter of 2007, due to NOK 62 million in higher recognised costs at Elkem Solar. The recognised costs for Elkem Solar were NOK 138 million in the fourth quarter and came to a total of NOK 381 million for the year as a whole. The construction project is mechanically completed and the start-up programme has been initiated. The prices of silicon and ferrosilicon increased significantly in 2008, but then dropped sharply again toward the close of the year. Higher prices were realised in the fourth quarter than in the same period in 2007. The contract structure in Elkem entails a certain delay in realised prices compared to market-prices. The demand declined somewhat toward the close of the quarter. The carbon business achieved a positive profit performance despite the declining demand toward the close of the fourth quarter. The sale of microsilica to the construction industry and the steel industry declined during the quarter.

Borregaard

Borregaard's operating revenue in the fourth quarter came to NOK 1,104 million (NOK 1,194 million)[2], an underlying[3] decline of 12 % from the same quarter in 2007. EBITA[1] was NOK 79 million (NOK 97 million)[2]. For the year in its entirety, the operating revenue came to NOK 4,673 million, an underlying[3] increase of 1 % from 2007. EBITA[1] was NOK 431 million (NOK 369 million)[2].

On the whole, the chemicals business suffered a substantial decline, while the energy business had a higher profit than in the same quarter in 2007. The decision was made during the quarter to close down the business in Switzerland, and production was terminated in November. Write-downs and liquidation costs are calculated at NOK 527 million and charged to the accounts in the fourth quarter.

The decline for the chemicals business in the fourth quarter from NOK 59 million in 2007 to NOK 4 million in 2008 was especially due to poor results for the cellulose business and worsened market conditions for lignin products, especially for the construction industries in Spain and Asia. Increased sales prices, improved product mix and a stronger USD partly offset the decline in volume. In special cellulose, there were

declining sales of cellulose for textile products from Switzerland and high variable costs at both production plants. This was partly offset by increased sales prices in the speciality segments and a somewhat more favourable currency situation. The Fine Chemicals business in Italy had a weaker quarter than in 2007. In Ingredients, a price increase in aroma products and yeast resulted in profit growth. The Omega 3 products underwent a positive market trend, but high costs still inhibit profitability.

EBITA[1] for the energy business was NOK 75 million in the fourth quarter compared with NOK 38 million last year, and this was due to an increased sales volume at higher prices. Production of power in the run-of-river hydropower plants was good, whereas the contribution to profit from financial power trading was somewhat lower than in 2007.

ORKLA ASSOCIATES

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	**2008**	**2007**	**2008**	**2007**
Profit/loss from associates	**2,189[1]**	848	**284**	5
Of which Renewable Energy Corporation (REC)	***1,217***	*607*	***441***	*(3)*

[1] of which NOK 830 million were a profit from the sale of a 40 % stake in Hjemmet Mortensen

Orkla Associates primarily consists of investments in the Renewable Energy Corporation ASA (REC) (39.73 % stake) and Jotun AS (42.5 % stake). REC and Jotun are presented in Orkla's accounts in accordance with the equity method, and Orkla's share of the profit/loss after tax is reported on the line for profit/loss from associates. The figures below are on a 100 % basis.

REC's revenues came to NOK 2,380 million in fourth quarter (NOK 1,874 million)[2], whereas the revenues for the year came to NOK 8,191 million, up 23 % from 2007 (NOK 6,642 million)[2]. Top priorities for REC in 2008 have been to execute on expansion projects and at the same time optimise current production capabilities. Delayed start-up of new polysilicon capacity had negative consequences for the wafer production volume and to a lesser extent also for cells and modules. Overall, 2008 production volumes were thus somewhat lower than expected, although polysilicon production increased by 8 %, wafers by 21 %, and cells and modules by 182 % and 90 %, respectively. Average selling prices were higher than expected in 2008, in particular for polysilicon and silane gas.

EBITDA came to NOK 936 million in fourth quarter (NOK 848 million)[2]. In 2008 EBITDA increased by 3 % to NOK 3,279 million (NOK 3,172 million)[2], whereas the EBITDA-margin declined from 48 % to 40 %. This is partly explained by growth initiatives which increased expansion costs by NOK 230 million to NOK 383 million. In addition, EBITDA margin was negatively impacted by ramp-up of new capacity, scheduled shutdowns and production yield issues.

Jotun gradually began to notice the effects of the turbulent global economy in the fourth quarter. All divisions were negatively affected, but Jotun Powder Coatings noticed the effects the most. In parts of Jotun's important areas in Asia and the Middle East, there was still a relatively high activity level, but the market outlook for the coming months is weaker. Compared with 2007, Jotun had a growth in sales of 18 %, measured for the year in its entirety. EBIT increased by 14 % in 2008. Jotun has introduced a closer follow-up of operations and customers than normal, and measures have been implemented in all business areas in order to adapt to a more challenging market.

In addition, Orkla Financial Investments' stake in Scandinavian Property Development (SPDE) is presented as an associate. The investment is written down in the fourth quarter and will charge the Group NOK 121 million in the fourth quarter.

ORKLA FINANCIAL INVESTMENTS

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	**2008**	**2007**	**2008**	**2007**
EBITA[1]	**(98)**	737	**(27)**	55
Dividends	**471**	1,076	**16**	359
Gains, losses and write-downs				
The Share Portfolio	**(6,043)**	3,627	**(3,537)**	337
Other financial items	**299**	540	**(41)**	102
Profit/loss before tax	**(5,371)**	5,480	**(3,589)**	853

[1] Earnings before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments

The profit/loss before tax came to NOK -3,589 million (NOK 853 million)[2] in the fourth quarter. The main reason for the loss was write-downs of NOK 3,219 million as a result of the sharp decline in market values of shares.

The Share Portfolio had a return of -45.3 % compared with -46.0 % on the Morgan Stanley Nordic Index and -54.1 % on the Oslo Børs Benchmark Index. At year-end, the market value of the portfolio was NOK 11,426 million. The net purchase of shares in the quarter amounted to NOK 262 million. Unrealised gains before tax amounted to NOK 847 million as of fourth quarter.

In the quarter, realised portfolio losses amounted to NOK -264 million. Dividends received amounted to NOK 15 million (NOK 357 million)[2].

Orkla Finans had operating revenue of NOK 49 million (NOK 181 million)[2] and EBITA[1] of NOK -28 million (NOK 42 million)[2] in the quarter. For the year in its entirety, Orkla Finans had a turnover of NOK 192 million (NOK 599 million)[2] while EBITA[1] was NOK -66 million (NOK 192 million)[2].

Orkla Eiendom posted a profit/loss before tax of NOK -61 million in the quarter (NOK 17 million)[2]. For the year in its entirety, the profit/loss before tax was NOK -43 million compared with NOK 360 million in 2007. The main reason for the decline in profits was the sale of Orkla Eiendom's share of the Fornebu companies in 2007, which yielded a gain of about NOK 260 million. In addition, the depreciation of property investments in 2008 and higher finance costs had negative effects.

STRUCTURAL CHANGES

In June 2007, Orkla and Alcoa signed an agreement to merge their operations in aluminium profiles into a global-leading company, Sapa AB. Orkla has been the majority shareholder and consolidated the new company as a subsidiary starting 1 June 2007. In December 2008, Alcoa and Orkla agreed to carry out a capital-neutral exchange of stakes in

Sapa Profiles and Elkem Aluminium, where Orkla shall acquire Alcoa's 45.45 % stake in Sapa Profiles in exchange for its 50 % stake in Elkem Aluminium. After this exchange, Sapa Profiles will be fully owned by Orkla, and Elkem Aluminium will be fully owned by Alcoa. The two stakes were valued as equal on a debt-free basis so that this does not entail any significant cash-flow-related effects for Orkla. The transaction is expected to be carried out during the first quarter of 2009, and it is assumed that it will result in an accounting profit for Orkla. In January 2009, the agreement was approved by Orkla's Corporate Assembly, and the parties now await approval from the competition authorities in the EU. The accounting figures for Elkem Aluminium for 2008 and 2007 are presented on separate lines in the income statement and balance sheet as discontinued operations. The accounting profit from the transaction will be entered when the transaction has been completed.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 1,246 million in the fourth quarter, compared with NOK 1,243 million in the same quarter last year. Implemented measures contributed to a reduction in working capital of NOK 1,251 million during the quarter. This was offset by a decline in EBITA corrected for depreciation relative to last year, at the same time as replacement investments were somewhat higher. Of the reported increase in working capital, about NOK 200 million can be attributed to provisions that will result in disbursements in 2009. Cash flow from operating activities for the year came to NOK 2,642 million compared with NOK 4,443 million last year. The decrease is due to both lower EBITA and increased working capital. The latter is mainly due to increased prices for both raw materials and finished products during 2008, even though this trend reversed toward the end of the year. In addition, Orkla Aluminium Solutions has higher maintenance investments related to the implementation of the business plan together with restructuring and improvement projects.

Expansion investments amounted to NOK 1,091 million during the quarter and NOK 4,142 million for the year in its entirety. This is primarily related to Elkem, where the construction of Elkem Solar accounts for the greater part.

Contributions from sold companies amounted to NOK 1,149 million in the fourth quarter. This is primarily from the sale of the stake in Hjemmet Mortensen, where the sale was completed in the second quarter, whereas the settlement occurred right at the start of the fourth quarter.

The net purchase of portfolio investments amounted to NOK 262 million in the fourth quarter and NOK 1,829 million for the year in its entirety. Likewise, securities worth NOK 408 million were sold in the fourth quarter of 2007, and the amount sold for the year in its entirety was NOK 1,821 million.

After expansion and net portfolio investments, the Group had a net cash flow of NOK -647 million in the fourth quarter (NOK 1,017 million)[2], whereas the cash flow for the year came to NOK -9,571 million (NOK 5,216 million)[2]. Industrial expansion and the purchase of companies and portfolio investments amounted to about NOK 7 billion in 2008.

In the fourth quarter, the Group's interest-bearing liabilities had an average interest rate of 5.7 %, and the great majority of the liabilities had floating interest-rate terms. For the year in its entirety, the interest rate was 5.3 % on an average interest-bearing liability of NOK 21,866 million. At year-end, net interest-bearing liabilities amounted to NOK 27.4 billion. The interest-bearing liabilities are mainly divided among the following currencies: NOK, SEK, EUR, DKK, and USD. Thus, a weak Norwegian krone at year-end had a negative effect on the net interest-bearing liabilities reported in NOK. Based on the exchange rates at 16 February, reported liabilities would have been NOK 2 billion lower.

The balance sheet has increased by NOK 10.1 billion during 2008 and was worth NOK 104,926 million at 31 December 2008. The increase can mainly be attributed to expansion investments, increased working capital and currency-effects while the portfolio investments were reduced in step with the very weak trend in the financial markets. At the close of 2008, the equity ratio was 47.7 %, compared with 58.3 % at the close of 2007.

GENERAL MEETING

An ordinary general meeting will be held on 23 April 2009 at 3:00 p.m. at Gamle Losjen in Oslo, Norway. The Orkla share will be listed excluding dividend on 24 April 2009, and the payment of dividend will occur on 6 May subject to the general meeting's approval. The Annual Report for 2008 will be published on 2 April 2009.

OTHER MATTERS

Orkla has carried out impairment tests for all intangible assets with indefinite useful life and for all goodwill. In view of this, the Group has written down goodwill in SladCo by NOK 547 million and goodwill in Pressweld in Sapa Profiles by NOK 16 million. The value of the goodwill associated with Sapa Profiles in its entirety has been justified through value assessments related to the exchange transaction between Elkem Aluminium ANS and Alcoa's minority interest in Sapa Profiles. This valuing entails that the Group does not make any value corrections of the goodwill in Sapa Profiles beyond the restructuring measures that were implemented. Other goodwill in the Group will be carried forward.

OUTLOOK

The financial crisis has transplanted over to the real economy and a sharp drop in demand has been observed in many markets at the beginning of 2009. Despite the implementation of extensive packages of measures to stimulate the economy in all major countries, negative growth is expected in both the USA and the EU in 2009.

In general, there is higher than normal uncertainty related to the trend, and demand in the various markets in which Orkla operates. It is nearly impossible to prepare good prognoses and estimates, and all of Orkla's businesses must therefore have a high level of preparedness and the ability to continuously adapt their activities to market changes in the coming months.

The Nordic grocery market is expected to be less affected by weak economic growth. However, the good volume growth of recent years has declined during 2008, and the Swedish market reported a marginal decline in the fourth quarter. Outside the Nordic countries, however, the effects could be somewhat greater.

Orkla Aluminium Solutions has carried out significant measures to adapt the cost structure to weak growth and low demand at the start of 2009. On the other hand, Orkla Aluminium Solutions can rapidly increase its production again when the next upturn comes. The business area has a relatively flexible cost structure and aims to adjust its operations during 2009 so that its total cash flow after tax and finance costs is neutral.

For Orkla Materials, the markets are clearly weaker at the start of 2009. In addition, many markets are affected to a great extent by short-term measures from many players, and it is therefore very difficult to assess the trend for 2009. The energy businesses in Elkem and Borregaard are expected to be less affected even though energy prices may fluctuate during the year.

In 2008, the average borrowing rate for Orkla was 5.3 %. Money market rates are still expected to remain lower in 2009 than in 2008, but the lending margins, which rose sharply in 2008, are expected to remain at a relatively high level in the coming months. Group liabilities are distributed among currencies in proportion to the Group's net investments in countries outside Norway. The liabilities measured in NOK will therefore fluctuate in line with currency fluctuations.

The Group's underlying currency exposure was reduced with the sale of Elkem Aluminium, and at the start of 2009 the total yearly exposure from sales in Orkla Materials and Orkla Aluminium Solutions is estimated to be on the order of USD 350 million and EUR 550 million. This is countered by Orkla Brands having some of its purchasing costs in USD or EUR.

Oslo, 18 February 2009
The Board of Directors of Orkla ASA

THE GROUP'S CONDENSED INCOME STATEMENT

	1.1. – 31.12.		1.10. – 31.12.	
Amounts in NOK million	2008	2007	2008	2007
Operating revenue	**65,579**	61,417	**16,492**	17,514
Operating expenditures	**(59,336)**	(54,727)	**(14,929)**	(15,813)
Depreciation and impairment charges on tangible assets	**(2,003)**	(1,865)	**(565)**	(495)
Amortisation of intangible assets	**(228)**	(220)	**(70)**	(61)
Write-down of inventory in Sapa Profiles	**(372)**	-	**(372)**	-
Restructuring and significant impairments	**(1,282)**	(814)	**(1,248)**	(385)
Operating profit	**2,358**	3,791	**(692)**	760
Profit/loss from associates	**2,189**	848	**284**	5
Dividends	**473**	1,076	**16**	357
Gains, losses and write-downs in the Share Portfolio	**(6,043)**	3,627	**(3,537)**	337
Financial items, net	**(992)**	424	**(446)**	(210)
Profit/loss before tax	**(2,015)**	9,766	**(4,375)**	1,249
Tax expenses	**(895)**	(1,532)	**57**	(202)
Profit/loss for the accounting period	**(2,910)**	8,234	**(4,318)**	1,047
Discontinued operations	**(55)**	211	**(101)**	13
Profit/loss for the year	**(2,965)**	8,445	**(4,419)**	1,060
Minority interest's share of the profit/loss for the accounting period	**(137)**	46	**(268)**	(50)
Majority interest's share of the profit/loss for the accounting period	**(2,828)**	8,399	**(4,151)**	1,110
Profit/loss before tax, the Industry division	**3,356**	4,286	**(786)**	396
Profit/loss before tax, Orkla Financial Investments	**(5,371)**	5,480	**(3,589)**	853

EARNINGS PER SHARE

	1.1. – 31.12.		1.10. – 31.12.	
Amounts in NOK	2008	2007	2008	2007
Earnings per share	**(2.8)**	8.2	**(4.1)**	1.1
Earnings per share (diluted)	**(2.8)**	8.1	**(4.1)**	1.1
Earnings per share (diluted)[1]	**(1.1)**	8.8	**(2.5)**	1.5

Excl amortisation, write-down of inventory in Sapa Profiles, restructuring, significant impairments and discontinued operations

CONDENSED GROUP BALANCE SHEET

Amounts in NOK million	31.12. 2008	31.12. 2007
Intangible assets	**17,301**	16,626
Tangible assets	**26,368**	21,481
Financial assets	**18,331**	14,999
Non-current assets	**62,000**	53,106
Assets in discontinued operations	**3,148**	-
Inventories	**9,564**	8,533
Receivables	**14,331**	12,628
Share Portfolio, etc.	**11,445**	17,559
Cash and cash equivalents	**4,438**	2,966
Current assets	**39,778**	41,686
Total assets	**104,926**	94,792
Paid-in equity	**1,993**	2,002
Earned equity	**45,390**	50,661
Minority interests	**2,686**	2,601
Equity	**50,069**	55,264
Provisions	**5,233**	6,142
Non-current interest-bearing liabilities	**29,598**	16,093
Current interest-bearing liabilities	**3,654**	3,188
Liabilities in discontinued operations	**665**	-
Other current liabilities	**15,707**	14,105
Equity and liabilities	**104,926**	94,792
Equity ratio (%)	**47.7**	58.3

CHANGES IN EQUITY (excluding minority interests)

Amounts in NOK million	1.1. - 31.12. 2008	1.1. - 31.12. 2007
Equity 1 January	**52,663**	47,773
Profit for the year after minority interests	**(2,828)**	8,399
Dividends	**(2,282)**	(2,061)
Buybacks of Orkla shares	**(561)**	(566)
Change in unrealised gains Share Portfolio	**(2,334)**	(2,646)
Change in hedging reserve	**68**	(14)
Option costs	**21**	25
Gains on deemed disposals		938
Equity adjustments REC[1] and change in accounting principles		1,610
Final determination of the shareholdings in Sapa Profiles	**(152)**	
Translation effects	**2,788**	(795)
Equity at the close of the accounting period	**47,383**	52,663

[1] The equity adjustment is primarily due to the fact that Orkla did not participate in the share issue in 2006, a share issue that was at a higher rate than Orkla's balance sheet value of REC

CONDENSED CASH FLOW

Amounts in NOK million	1.1. - 31.12. 2008	1.1. - 31.12. 2007	1.10. - 31.12. 2008	1.10. - 31.12. 2007
Cash flow in the Industry division:				
Operating profit	**2,456**	3,831	**(665)**	716
Amortisation, depreciation and impairment charges	**3,026**	2,556	**1,432**	591
Changes in net working capital, etc.	**(569)**	(286)	**1,251**	522
Cash flow from operations before net replacement expenditures	**4,913**	6,101	**2,018**	1,829
Net replacement expenditures	**(2,271)**	(1,658)	**(772)**	(586)
Cash flow from operations	**2,642**	4,443	**1,246**	1,243
Financial items, net	**(1,544)**	(618)	**(622)**	(340)
Cash flow from Industry division	**1,098**	3,825	**624**	903
Cash flow from Orkla Financial Investments	**(863)**	1,352	**(1,193)**	319
Taxes paid	**(1,327)**	(1,089)	**(54)**	(60)
Other capital transactions	**143**	132	**114**	53
Cash flow before capital transactions	**(949)**	4,220	**(509)**	1,215
Paid dividends	**(2,348)**	(2,114)	**(17)**	(19)
Net purchase of Orkla shares	**(561)**	(566)	**92**	90
Cash flow before expansion	**(3,858)**	1,540	**(434)**	1,286
Expansion investment in Industy division	**(4,142)**	(2,964)	**(1,091)**	(835)
Sale of companies/shares of companies	**1,317**	1,900	**1,149**	87
Purchase of companies/shares of companies	**(1,059)**	(7,513)	**(9)**	71
Net purchase/sale of portfolio investments	**(1,829)**	1,821	**(262)**	408
Net cash flow	**(9,571)**	(5,216)	**(647)**	1,017
Currency effects of net interest-bearing liabilities	**(1,675)**	458	**(1,414)**	(226)
Change in net interest-bearing liabilities	**11,246**	4,758	**2,061**	(791)
Net interest-bearing liabilities	**27,424**	16,178		

NOTES

NOTE 1 General information

Orkla ASA's condensed, consolidated financial statement for 2008 was approved by the board meeting of 18 February 2009. The quarterly report is unaudited. Orkla ASA is a public limited liability company with offices at Skøyen in Oslo (Norway). The shares are traded on Oslo Børs (the Oslo Stock Exchange). The interim report was drawn up in keeping with IAS 34 Interim Reporting, and it has followed the same accounting principles and calculation methods as in the last financial statement.

NOTE 2 Segments

OPERATING REVENUE

	1.1. - 31.12.		1.10. - 31.12.	
Amounts in NOK million	2008	2007	2008	2007
Orkla Group	**65,579**	61,417	**16,492**	17,514
Orkla Brands	**23,398**	22,253	**6,741**	6,177
Orkla Foods Nordic	**9,913**	9,548	**2,792**	2,611
Orkla Brands Nordic	**7,719**	7,666	**2,111**	1,986
Orkla Brands International	**2,440**	2,262	**824**	749
Orkla Food Ingredients	**3,670**	3,700	**1,108**	955
Eliminations Orkla Brands	**(344)**	(473)	**(94)**	(124)
Orkla Aluminium Solutions	**27,809**	25,335	**6,139**	7,170
Sapa Profiles	**21,904**	19,305	**4,774**	5,624
Sapa Heat Transfer & Building System	**6,909**	7,060	**1,601**	1,759
Eliminations Orkla Aluminium Solutions	**(1,004)**	(1,030)	**(236)**	(213)
Orkla Materials	**13,600**	12,234	**3,512**	3,795
Elkem	**8,939**	7,636	**2,410**	2,611
Elkem Energy	***1,954***	*1,370*	***565***	*442*
Elkem Silicon-related	***8,025***	*7,009*	***2,103***	*2,391*
Eliminations Elkem	***(1,040)***	*(743)*	***(258)***	*(222)*
Borregaard	**4,673**	4,637	**1,104**	1,194
Borregaard Energy	***240***	*177*	***71***	*50*
Borregaard Chemicals	***4,632***	*4,628*	***1,090***	*1,191*
Eliminations Borregaard	***(199)***	*(168)*	***(57)***	*(47)*
Eliminations Orkla Materials	***(12)***	*(39)*	***(2)***	*(10)*
Orkla Financial Investments	**876**	933	**154**	241
Orkla HQ/Other Business/Eliminations	**(104)**	662	**(54)**	131

OPERATING PROFIT - EBITA*

Orkla Group	**4,240**	4,825	**998**	1,706
Orkla Brands	**2,590**	2,218	**804**	696
Orkla Foods Nordic	**1,050**	893	**341**	287
Orkla Brands Nordic	**1,324**	1,218	**333**	308
Orkla Brands International	**5**	(71)	**53**	33
Orkla Food Ingredients	**211**	178	**77**	68
Orkla Aluminium Solutions	**697**	1,187	**(102)**	205
Sapa Profiles	**109**	590	**(271)**	19
Sapa Heat Transfer & Building System	**588**	597	**169**	186
Orkla Materials	**1,373**	1,420	**443**	342
Elkem	**942**	1,051	**364**	245
Elkem Energy	***578***	*648*	***320***	*173*
Elkem Silicon-related	***364***	*403*	***44***	*72*
Borregaard	**431**	369	**79**	97
Borregaard Energy	***198***	*109*	***75***	*38*
Borregaard Chemicals	***233***	*260*	***4***	*59*
Orkla Financial Investments	**(98)**	237	**(27)**	55
Orkla HQ/Other Business	**(322)**	(237)	**(120)**	(97)

* Earnings before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments

NOTE 3 BUSINESS COMBINATIONS

In 2008, Orkla has acquired a number of minor businesses, especially in Orkla Brands. In addition, the Group has purchased a 33% share in Finansgruppen Eiendom, which will be recognised as a joint venture, and units in Scandinavian Property Development, in which Orkla now owns 37.99%. This will be recognised as an associate.

The balance sheet has increased by a total of NOK 717 million as a result of the acquisitions. As a result of excess value analyses that have been carried out, excess value of NOK 196 million has been allocated to buildings while NOK 100 million has been allocated to goodwill.

The acquired companies only constitute minor increases in the Group's profit/loss and revenue.

A decision was made to exchange the operations in Elkem Aluminium ANS for Alcoa's minority interest in Sapa Profiles. Elkem Aluminium is therefore presented on a separate line in the income statement and on separate lines in the balance sheet. A gain will be presented on the same line in the income statement in 2009 when the transaction has been completed. For Sapa Profiles, the exchange will be presented as a gradual acquisition of minority interests in 2009, and only the share of minority interests will be affected in the accounts. The corresponding figures in the results have been equivalently revised so that Elkem Aluminium is distinguished from the ordinary figures and presented in a line for "Discontinued operations".

NOTE 4 RESTRUCTURING AND SIGNIFICANT IMPAIRMENT CHARGES

The amount concerns:

Write-down of goodwill in SladCo, Orkla Brands	(547)
Closing of Borregaard Switzerland	(527)
Closing of LignoTech Finland	(34)
Restructuring of Sapa Profiles	(188)
Residual settlement of former provisions in Orkla Brands	14
Total	(1,282)

NOTE 5 INVENTORY

In addition to the normal write-downs to assumed net sales value, the situation at year-end 2008 has been characterised by uncertainty with regard to the trend in both demand and prices. The stock of aluminium that is utilised in various types of end products in addition to those that can be expected to be resold at normal price terms within a normal time frame is written down to replacement cost. The write-down of NOK 372 million (2007: NOK 0 million) is classified on a separate line because the write-down is significant and unusual. It must also be considered in context with the capacity reduction and restructurings that are carried out in Sapa as a result of the financial crisis at the end of 2008.

NOTE 6 RELATED PARTIES

There have not been any special transactions between the Group and related parties in 2008. The Canica system (biggest owner in Orkla with 23.3 % at 31 December) and Orkla ASA both own shares in certain companies.

NOTE 7 OPTIONS AND OWN SHARES

In keeping with the general meeting's decision of 24 April 2008, 2,915,000 options were issued on 8 May, and 35,000 options were issued on 15 August to managers and key personnel. These options have excercise prices of NOK 81.40 and NOK 78.10 respectively with a 6-year lifetime and are exercisable during the last three years. The total ceiling that was approved by the general meeting is set at 3,500,000 options.

The trend in the number of options from year end is as follows:

Balance 1 January 2008	8,307,170
Awarded after decision in general meeting	2,950,000
Forfeited in 2008	(760,000)
Exercised in 2008	(720,170)
Balance at 31 December 2008	10,777,000

In addition, 747,500 options have been exercised in a cash bonus. The number of outstanding options in cash bonus at 31 December 2008 was 459,000.

The net buyback of Orkla shares amounted to a total of NOK 561 million. The Group owned a total of 11,917,888 treasury shares at 31 December 2008.

On 24 April 2008, Orkla's general meeting approved a reduction in the Company's share capital of NOK 9,375,000 by exercising (amortising) 7,500,000 shares owned by Orkla ASA. The exercising was carried out on 20 October, and the number of shares in the Company was thereby reduced from 1,036,430,970 to 1,028,930,970. The share capital has been reduced from NOK 1,295,538,717.50 to NOK 1,286,163,717.50.

NOTE 8 IMPAIRMENT TESTS

The Group has carried out impairment tests for all intangible assets with indefinite useful life and for all goodwill.

The ongoing financial crisis has entailed that the uncertainty of estimates is greater than would be deemed normal at year-end. The preparation of the accounts at 31 December 2008 was done in a very turbulent and unpredictable market. Therefore, both the real economic and interest rate assumptions on which the impairment tests are based are under constant revision. In addition, the Group consists of businesses in various markets that are affected to different extents by the uncertainty that characterised the market at year-end.

In view of this, the Group has written down goodwill in SladCo by NOK 547 million and goodwill in Pressweld in Sapa Profiles by NOK 16 million. The value of the goodwill associated with Sapa Profiles in its entirety has been verified through value assessments related to the exchange transaction between Elkem Aluminium ANS and Alcoa's minority interest in Sapa Profiles. The valuing here entails that the Group does not make any value corrections of the goodwill in Sapa Profiles beyond the restructuring measures that were implemented. Other goodwill in the Group will be carried forward.

NOTE 9 OTHER MATTERS

No events have occurred after the balance sheet date that would have affected the accounts or implemented assessments.

The Group's stake in Hjemmet Mortensen has been sold with a profit of NOK 830 million.

In connection with the acquisition of REC in the first quarter of 2007, Orkla issued three sales options in REC to Q-Cells AG. At the same time, Orkla had certain rights related to any sale of these shares by Q-Cells. An agreement with Q-Cells was entered into with regard to cancelling these options where Orkla simultaneously relinquished its rights related to these shares. At the start of the year, the net value of options and rights was valued at NOK 67 million This entails an equivalent imputed financial income.

In keeping with the Group's principles, individual shares in the Share Portfolio that have a long term or material decline in value will be written down to fair value in the income statement. In the event of any further decline in value, shares that have already been written down will automatically be written down further, regardless of the above-mentioned criteria. This has entailed write-downs in the fourth quarter of NOK 5.9 billion, and if the financial markets continue to be weak, that will entail further write-downs.

END